UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LIBERTY OILFIELD SERVICES INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

53115L 104

(CUSIP Number)

Dianne Ralston

Chief Legal Officer and Secretary

Schlumberger Limited

5599 San Felipe, 17th Floor

Houston, Texas 77056

(713) 513-2000

with copies to:

Sean T. Wheeler

Brooks W. Antweil

Kirkland & Ellis LLP

609 Main Street, 45th Floor

Houston, Texas 77002

(713) 836-3600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Schlumberger N.V. (Schlumberger Limited)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CURAÇAO

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 66,326,134
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 66,326,134

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,326,134
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 36.8%*
14.	Type of Reporting Person HC

*

Based on an aggregate of 180,170,922 shares of Common Stock, composed of (a) 178,310,595 shares of Class A Common Stock outstanding as of July 23, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 30, 2021, and (b) 1,860,327 shares of Class B Common Stock outstanding as of July 23, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 30, 2021.

1.	Names of Reporting Persons Schlumberger B.V.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 66,326,134
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 66,326,134

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,326,134
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 36.8%†
14.	Type of Reporting Person HC

†

Based on an aggregate of 180,170,922 shares of Common Stock, composed of (a) 178,310,595 shares of Class A Common Stock outstanding as of July 23, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 30, 2021, and (b) 1,860,327 shares of Class B Common Stock outstanding as of July 23, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 30, 2021.

1.	Names of Reporting Persons Schlumberger Holdings Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 66,326,134
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 66,326,134

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,326,134
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 36.8%‡
14.	Type of Reporting Person HC

‡

Based on an aggregate of 180,170,922 shares of Common Stock, composed of (a) 178,310,595 shares of Class A Common Stock outstanding as of July 23, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 30, 2021, and (b) 1,860,327 shares of Class B Common Stock outstanding as of July 23, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 30, 2021.

1.	Names of Reporting Persons Schlumberger Technology Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 66,326,134
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 66,326,134

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,326,134
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 36.8%§
14.	Type of Reporting Person CO

§

Based on an aggregate of 180,170,922 shares of Common Stock, composed of (a) 178,310,595 shares of Class A Common Stock outstanding as of July 23, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 30, 2021, and (b) 1,860,327 shares of Class B Common Stock outstanding as of July 23, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 30, 2021.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 11, 2021 (the “Initial Schedule 13D”), relating to the Class A common stock, par value $0.01 per share (the “Common A Shares”), of Liberty Oilfield Services Inc. (the “Issuer”). The Common A Shares and Class B common stock, par value $0.01 per share, of the Issuer (the “Common B Shares” and, together with the Common A Shares, the “Common Shares”) are treated as a single class for purposes of this Schedule 13D because they vote together as a single class. Capitalized terms used herein without definition shall have the meaning set forth in the Initial Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended and supplemented to include the following additional information:

Pursuant to the Amended and Restated Stockholders Agreement dated December 31, 2020 by and among the Issuer, the Schlumberger Parties and the other parties thereto (the “A&R SHA”), the restriction on transfer or disposition of the Common A Shares beneficially owned by the Reporting Persons will expire effective October 1, 2021 (the “Lock-Up Period”). Following expiration of the Lock-Up Period, STC may initiate sales, transfers or other dispositions of a portion of such Common A Shares. Such transactions may be effectuated by means of one or a combination of underwritten offerings, ordinary brokerage transactions, privately negotiated transactions or through any other method permitted by applicable law. The timing and amount of such transactions will depend on market conditions, general economic and industry conditions and other considerations, including applicable securities laws.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

As of the date hereof, STC directly holds 66,326,134 Common A Shares, constituting approximately 36.8% of the 180,170,922 outstanding Common Shares. Since SHC controls STC, it is deemed to beneficially own the Common A Shares held directly by STC. Since Schlumberger BV controls SHC, it is deemed to beneficially own the Common A Shares held directly by STC. Since Schlumberger Limited controls Schlumberger BV, it is deemed to beneficially own the Common A Shares held directly by STC. The 180,170,922 outstanding Common Shares are composed of (a) 178,310,595 Common A Shares outstanding as of July 23, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 30, 2021, and (b) 1,860,327 shares of Class B Common Stock outstanding as of July 23, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 30, 2021.

(b)	Schlumberger Limited, Schlumberger BV, SHC and STC have shared voting power and shared dispositive power over the Common A Shares held directly by STC.

(c)	Other than as described herein, the Reporting Persons have not effected any transactions in the Common A Shares.

(d)

The Reporting Persons have the right to receive distributions from, or proceeds from the sale of, the Common A Shares reported herein. Except as set forth in the preceding sentence, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common A Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Date: September 29, 2021

Schlumberger Limited

By:	/s/ Samantha Blons
Name:	Samantha Blons
Title:	Assistant Secretary

Schlumberger B.V.

By:	/s/ Eileen Hardell
Name:	Eileen Hardell
Title:	Secretary

Schlumberger Holdings Corporation

By:	/s/ Corrie Merchant
Name:	Corrie Merchant
Title:	Treasurer

Schlumberger Technology Corporation

By:	/s/ Corrie Merchant
Name:	Corrie Merchant
Title:	Treasurer

[Signature Page to Schedule 13D/A]